Filed Pursuant to Rule 433 of the Securities Act

Registration No. 333-206301

333-206301-01

November 12, 2015

Final Pricing Terms

Sunoco Logistics Partners Operations L.P.

$600,000,000 4.40% Senior Notes Due 2021

$400,000,000 5.95% Senior Notes Due 2025

Issuer:	Sunoco Logistics Partners Operations L.P.

Guarantor:	Sunoco Logistics Partners L.P.

Ratings (Moody’s / S&P / Fitch)*:	Baa3/BBB/BBB

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	November 12, 2015

Settlement Date:	November 17, 2015 (T+3)

Net Proceeds (before offering expenses):	$992,170,000

	4.40% Senior Notes due 2021	5.95% Senior Notes due 2025

Principal Amount:	$600,000,000	$400,000,000

Maturity Date:	April 1, 2021	December 1, 2025

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2016	June 1 and December 1, beginning June 1, 2016

Benchmark Treasury:	1.375% due October 31, 2020	2.00% due August 15, 2025

Benchmark Treasury Price / Yield:	98 – 11+ / 1.721%	97 – 03 / 2.335%

Spread to Benchmark:	+270 bps	+365 bps

Re-offer Yield:	4.421%	5.985%

Coupon:	4.40%	5.95%

Public Offering Price:	99.905%	99.735%

Make Whole Call:	T+45 bps	T+50 bps

Call at Par:	On or after March 1, 2021	On or after September 1, 2025

CUSIP / ISIN:	86765B AR0 / US86765BAR06	86765B AS8 / US86765BAS88

Joint Book-Running Managers:

U.S. Bancorp Investments, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

BBVA Securities Inc.

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

BNP Paribas Securities Corp.

DNB Markets, Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Co-Managers:	Comerica Securities, Inc. RBS Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Pro Forma Ratio of Earnings to Fixed Charges

For the year ended December 31, 2014 and the nine months ended September 30, 2015, our ratio of earnings to fixed charges, on a pro forma basis giving effect to this offering, would have been 1.9x and 2.6x, respectively.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the prospectus supplement for this offering, the base prospectus in that registration statement and other documents the issuer (including its parent, Sunoco Logistics Partners L.P.) has filed with the SEC for more complete information about the issuer (including its parent, Sunoco Logistics Partners L.P.) and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, you may obtain a copy of the prospectus supplement if you request it by calling U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607, Mitsubishi UFJ Securities (USA), Inc. toll-free at (877) 649-6848, or Mizuho Securities USA Inc. toll-free at (866) 271-7403.